EXHIBIT 99.1

Allied Gold Announces Preliminary Q4 2025 Operating Results, 2026 Guidance and MRMR Update; Special Meeting Set for March 31

TORONTO, Feb. 18, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) (“Allied” or the “Company”) herein provides its preliminary operating results for the quarter and year ended December 31, 2025, alongside the Company’s 2026 operating guidance and updates to its Mineral Reserves and Mineral Resources.

The Company produced 117,004 ounces of gold in the fourth quarter and 379,081 ounces for the full-year 2025. Performance was in line with expectations and operating plans, exceeding Q4 guidance and delivering solid momentum heading into 2026. All-in Sustaining Costs (“AISC”)(1) for the quarter improved from the previous period and are estimated at $1,980 per ounce sold, which, together with higher realized gold prices, led to increased margins and cash flows. As of December 31, 2025, the Company’s cash balances were approximately $480 million.

Allied successfully replaced mining depletion and added new ounces to its inventory, resulting in a net increase to its Mineral Reserves. The Company remains focused on extending the mine life and increasing mineral inventories at Agbaou, Bonikro, and Kurmuk, and increasing oxide mineral inventory at Sadiola to enhance operational flexibility.

Highlights

  Fourth Quarter Gold Production: The Company produced 117,004 ounces of gold in the fourth quarter, bringing total production for 2025 to 379,081 ounces, exceeding the Company’s annual production guidance of above 375,000 ounces. Gold production for the fourth quarter was the highest of the year and was driven mainly by higher grades and increased ore output across all operations.
  2026 Guidance: The Company expects to produce between 385,000 and 425,000 ounces of gold in 2026 from its currently producing mines, and between 100,000 and 150,000 ounces of gold from the Kurmuk Project, which is expected to begin production in mid-2026. The range is driven by different ramp-up scenarios. The lower end represents a conservative case that assumes stable grid power is achieved in late Q3 (as opposed to mid-Q2), reflecting exogenous factors outside the Company’s control. The power utility remains committed to providing sufficient, stable power by mid-Q2; accordingly, the Company’s objective is to deliver production closer to the midpoint or higher end of the range. Total production guidance, including contributions from Kurmuk, is expected to be 485,000 to 575,000 ounces of gold. This is consistent with the historical production profile of the Company’s existing operations of 375,000 to 400,000 ounces, with incremental increases driven by access to higher grades and ongoing operational improvements and expansions. Consolidated mine-site level AISC for 2026 is expected to be between $1,750 and $1,900 per ounce of gold sold, based on a gold price assumption of $4,250 per ounce.
  2027 Production Outlook: Allied’s operating outlook for 2027 shows a production range between 640,000 and 680,000 ounces of gold, reflecting a full year of production from Kurmuk and stable performance from the rest of the asset portfolio.
  Mineral Reserves and Mineral Resources: As of December 31, 2025, Proven and Probable Mineral Reserves totalled 11.2 million ounces of gold, contained within 247.1 million tonnes at an average grade of 1.41 g/t. This represents a net year-over-year increase, reflecting the addition of new Mineral Reserves and the replacement of depletion from 2025 production.

Operational Highlights

  Fourth Quarter Production: Fourth quarter production represented a 34% increase over the average production achieved during the first three quarters of 2025. The key drivers for this performance were:
    Sadiola: Production of 57,191 ounces in the fourth quarter, demonstrating the improved operating performance expected to continue in 2026 and beyond. Production was mainly supported by mining transitional and oxide ore from Sadiola Main Pit Stage 5 and oxides from Sekekoto West, which provided higher grades and throughput.
    Bonikro: Production of 33,279 ounces in the fourth quarter was substantially increased from the previous quarter, benefiting from access to higher-grade ore due to the stripping completed earlier in the year.
    Agbaou: Strong production of 26,534 ounces in the fourth quarter was driven by higher throughput and improved mining performance.
  Cost Improvements: As previously guided, AISC for the fourth quarter continued the trend of sequential reductions as a result of increased production, mining sequencing and operational improvements, and is expected to be approximately $1,980 per ounce sold. This represents a reduction of approximately 5% over the AISC realized in the third quarter, despite higher royalties driven by higher average gold prices. The estimated gold price impact on fourth quarter AISC as a result of higher royalties due to average gold prices of approximately $4,140 versus an average of approximately $3,460 in the third quarter amounts to approximately $100 per ounce, implying a substantial gold-price-adjusted reduction in AISC of approximately $200 per ounce on a quarter-over-quarter basis. Likewise, the average AISC expected for the second half of 2025 amounts to approximately $1,975 per ounce, including an impact of approximately $125 per ounce due to higher gold prices in relation to the $3,000 per ounce guidance provided in the second quarter of 2025.

  As previously guided, every $100 per ounce increase in the price of gold results in $15 per ounce higher royalty impact on consolidated AISC, which was based on the 2025 guidance assumption of $2,500 per ounce. At average realized prices observed in the fourth quarter, consolidated AISC was impacted by nearly $250 per ounce due to the gold price alone.
  Increased AISC Margins: Preliminary AISC margins, based on spot sales, increased from $1,370 per ounce of gold sold in the third quarter to approximately $2,160 per ounce of gold sold in the fourth quarter. Compared with the third and second quarters, fourth quarter margins were approximately 58% and 185% higher, respectively.
  Growth Projects: The Sadiola Phase 1 grinding circuit expansion was completed in the fourth quarter, with completion of ancillary systems and ramp-up expected in the first quarter of 2026. Construction activities at the Kurmuk Project progressed well during the fourth quarter, and the project remains on schedule and on budget, with operations expected to commence in mid-2026.
  Strong Financial Position: Cash balances as of December 31 were approximately $480 million.

Fourth Quarter Gold Production

	Q1-Q3 Average (oz)	Q4 2025 (oz)	Q4 vs Q1-Q3 Average
Sadiola	45,563	57,191	25.5%
Bonikro	22,466	33,279	48.1%
Agbaou	19,330	26,534	37.3%
Total Gold Production	87,359	117,004	33.9%

	2024 (oz)	2025 (oz)	Year-over-year Change
Sadiola	193,462	193,880	0.2%
Bonikro	86,755	100,678	16.0%
Agbaou	77,874	84,523	8.5%
Total Gold Production	358,091	379,081	5.9%

Asset Highlights

During the fourth quarter, Allied continued to advance its growth strategy, laying the groundwork for transformational production growth and enhanced cash flows. Progress included operational and administrative improvements, execution of the Company's financial strategy, advancement of construction activities at the Kurmuk Project, and completion of the Sadiola Phase 1 expansion.

Sadiola (80% interest), Mali

Production in the fourth quarter of 2025 was driven by mining higher-grade transitional and oxide ore from Sadiola main pit (Stage 5) and Sekekoto West, supported by the continued mobilization of new equipment by the mining contractor and strong performance at the processing plant.

The Company continues to advance the development and preparation of new projects with near-surface, medium- to high-grade oxide zones, including FE4, FE2.5, and Sadiola Main Stage 6, which are expected to contribute to gold production in the short and medium term. Furthermore, FE2 North and Tambali North extension projects were advanced through ongoing exploration efforts focused on additional near-surface oxide discoveries. These targets form part of the Company’s 2026 exploration pipeline and are expected to enhance operational flexibility.

The Phase 1 mill is expected to ramp up in the first quarter of 2026, alongside the completion of ancillary systems and power-supply upgrades. Further optimizations to the processing circuit, including instrumentation and automation upgrades, are planned for execution this year. Together, these initiatives are expected to improve operating conditions, enhance overall processing performance, and reduce reagent consumption incrementally.

As previously discussed, the Company is advancing studies to define the best strategy for the next phase of the mine's expansion. The initial conclusion of these studies was that adding a pre-leach thickener to the circuit allows the plant to process over 90% of the fresh ore in the feed, increasing operational flexibility and potentially increasing production. Given that a pre-leach thickener is required regardless of the selected expansion scenario, the Company decided to begin engineering and design in late 2025 to prepare for construction in 2026.

Allied has concluded that the best execution strategy for Phase 2 expansion at Sadiola is to progressively optimize, develop, and expand the current processing plant and ancillary infrastructure, rather than build a new processing plant. This organic growth strategy allows for more efficient deployment of capital and management of execution risks, and it enables the same ultimate throughput of over 9 MT per year of ore processed defined in the previous feasibility study, but with interim and organic steps at 7 MT and 8 MT per year. This strategy also allows the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, for further capital efficiency and returns, although with the pending corporate transaction, Zijin Gold International Company Limited (“Zijin Gold”) will have the option to pursue alternative development plans, including the construction of a larger plant. For 2026, the Company will advance the engineering and early works required for the 7MT per year step, together with the studies to increase recoveries, new tailings storage facility construction, solar farm earthworks and mobilization.

The total capital expenditures for the 7MT per year step of the processing plant are estimated at approximately $200 million, including engineering and construction of a permanent two-stage crushing plant and a grinding mill in the second line of the Sadiola plant, which are planned to be developed between late 2026 and late 2028. The subsequent 8MT and 9MT per year steps consist of adding a permanent tertiary crushing circuit and wet plant upgrades, respectively, and could be executed sequentially or concurrently, along with related expansions to power generation and ancillary facilities.

Côte d’Ivoire Complex

Production from the CDI Complex totalled 59,813 ounces of gold during the fourth quarter, compared to an average of 41,796 ounces produced during the preceding three quarters. This continued quarter-over-quarter production improvement throughout the year. The advanced stripping and mine development performed earlier in the year provided access to higher-grade ore for the fourth quarter, which is expected to continue into 2026. Additionally, operational improvements are being implemented at both sites to further increase production and reduce costs.

  Bonikro: Production of 33,279 ounces, a 48% increase over the average of the first three quarters.
  Agbaou: Production of 26,534 ounces, representing a 37% increase compared to the average of the previous three quarters.

Bonikro (89.89% interest), Côte d’Ivoire

For the fourth quarter, ore feed and grades were in line with the plan, with slightly higher recoveries. For 2026, mine sequencing is expected to remain in higher-grade zones, as previously indicated, benefiting from mine development completed in 2025. Processing circuit optimization continues, with a focus on enhancing gravity recovery, circuit efficiency, and slurry control. Power reliability also improved, contributing to greater plant stability. Compared to 2025, waste stripping at Bonikro will be lower, providing increased flexibility for ore mining. This lower strip ratio is expected to be maintained through 2026 and 2027.

Agbaou (85% interest), Côte d’Ivoire

Production in the last quarter focused on higher-grade fresh ore from the West pits and medium-grade oxide ore from the South and North pits. Ore mined was in line with plan, consistent with the previously outlined strategy to advance waste stripping in earlier quarters. This enabled access to higher ore tonnage and increased throughput at the process plant in the fourth quarter and into 2026. Continued stripping of the West pits is expected to provide access to ore to support the 2026 production, including securing access to higher-grade ore in the first quarter of 2026, ahead of the start of the rainy season.

Kurmuk

At Kurmuk, the Company continues to track well against plan, both in terms of physical completion and spend, while achieving key milestones and progress during the fourth quarter of 2025.

The project is progressing well, with procurement and logistics of critical items substantially completed. The key focus during the quarter has been on logistics for transporting equipment and materials to the site and ramping up steel and mechanical erection at the crushing circuit and the processing plant. Mining activities at Ashashire and Dish Mountain are progressing according to plan, with the objective of building at least three months’ worth of ore stockpiles to support the start of operations in mid-2026. Kurmuk will continue mechanical activities throughout the first quarter, progress the remaining earthworks at the tailings storage facility and haulage road, and advance piping and electrical installation, other infrastructure, and ancillary facilities. The Ethiopian Electrical Power Company is advancing the power line construction, which is expected to be completed before commissioning. Pre-commissioning activities are planned to begin at the start of the second quarter, with the first gold expected in mid-2026.

Along with the advancement of engineering for the project and as previously disclosed, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish Mountain, Ashashire and Tsenge. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average processing capacity of up to 6.4 MT per year. This increased flexibility is being incorporated into the project execution, with subsequent modifications to the leaching circuit expected to be deployed in the future years to increase fresh ore recoveries. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the Company’s long-term strategy of maximizing value at each of its assets.

2026 Guidance

In 2026, Allied anticipates producing 485,000 to 575,000 ounces of gold, representing a meaningful increase in production year-over-year, mostly due to the contribution from Kurmuk in the second half of the year. Achieving the mid to high end of this guided range primarily hinges on capturing opportunities to feed additional oxide ore at Sadiola, and at Kurmuk, having access to full power from the grid by mid-Q2 in order to ramp up and stabilize plant operations efficiently and feed ore from the high-grade stockpiles.

(000s oz)	2025 Actual	2026 Guidance
Sadiola	193,880	200,000 – 230,000
Bonikro	100,678	105,000 – 110,000
Agbaou	84,523	80,000 – 85,000
Kurmuk	-	100,000 – 150,000
Total Gold Production	379,081	485,000 – 575,000

Allied's key focus for 2026 is to continue implementing its optimization plans to capture incremental production gains and reduce operating costs across its portfolio, thereby increasing margins and cash flows. Alongside this, the Company's key strategic priority is the completion of the construction activities and the operations startup at Kurmuk in mid-2026, while also continuing its exploration efforts to extend mine life and increase operational flexibility at all its sites.

Certain optimizations, stripping and mine sequencing improved performance throughout 2025, resulting in higher production in the fourth quarter as previously noted. In turn, production in 2026 from the existing operations is expected to be relatively stable throughout the year, with all of Kurmuk’s production occurring in the second half.

Sadiola’s production considers the treatment of oxide and fresh ore through the recently upgraded grinding circuit, and achieving the high end of the production range hinges on confirming and developing potential high-grade oxide targets to supplement the mill feed. As noted before, Kurmuk is expected to start production by mid-2026, contributing between 100,000 and 150,000 ounces of gold in the second half of the year. The range is driven by different ramp-up scenarios. The lower end represents a conservative case that assumes stable grid power is achieved in late Q3 (as opposed to mid-Q2), reflecting exogenous factors outside the Company’s control. The power utility remains committed to providing sufficient stable power by mid-Q2; accordingly, the Company’s objective is to deliver production closer to the midpoint or higher end of the range.

Allied’s operating outlook for 2027 shows a production range between 640,000 and 680,000 ounces of gold, reflecting a full year of production from Kurmuk and stable performance from the rest of the asset portfolio.

Regarding costs, the projected mine-site level AISC for 2026 is expected to be $1,750-$1,900 per ounce, reflecting a gold price assumption of $4,250 per ounce and its corresponding impact on royalties, improvements at current operations and the expected contribution of lower-cost production from Kurmuk.

(US$/oz sold)	2026 Cash Costs(1)	2026 Mine-Site AISC(1)
Sadiola	2,090–2,190	2,190–2,300
Bonikro	1,440–1,510	1,750–1,840
Agbaou	1,750–1,840	2,200–2,320
Kurmuk	750–950	900–1,100
Total	1,550–1,680	1,750–1,900

Every $100 per ounce increase in the price of gold is expected to result in $15 per ounce higher AISC on a consolidated basis, primarily due to certain royalties based on gold price. Given the Ad-Valorem tax at Sadiola, this gold price impact is proportionally higher. Guidance AISC is defined at a gold price of $4,250 per ounce and considering that in 2025, the average realized gold price was $3,355 per ounce, the gold price related impact on AISC in the 2026 guidance is estimated at approximately $135 per ounce on a consolidated basis, and at approximately $160 per ounce for Sadiola.

The following table presents expansionary capital, sustaining capital, and exploration spend expectations by mine and company-level for 2026:

(US$ millions)	Expansionary Capital(3)	Sustaining Capital(3)	Total Exploration
Sadiola	105	5	6
Bonikro	38	13	5
Agbaou	-	38	4
Kurmuk	240	35	5
Total	383	91	20

Sadiola capital expenditures include the pre-leach thickener implementation, instrumentation and automation upgrades, engineering and start of construction for the 7MT per year step of Phase 2, as discussed above, and the advancement of the solar farm and construction of the new tailings facility. Agbaou will incur an anticipated $38 million in capital expenditures for production stripping, aimed at exposing ore for 2026 and future years. At Bonikro, expansionary expenditures include plant throughput expansions and optimizations aimed at increasing future production, along with tailings storage facility expansion and advancement of the Oumé project. Expansionary capital expenditures for Kurmuk are tied to the completion of the project scope, with additional funding for post-project initiatives, including expansion of warehousing capacity in the country, satellite deposits development, community projects, and process plant optimization for future years, while sustaining costs relate to open-pit waste stripping. Approximately 70% of the Company’s expected exploration spend is capital in nature.

Overall, these developments across Allied's portfolio, from enhanced production and cost efficiencies at its operating assets, to the exploration success and the advancement of Kurmuk towards production, collectively support the significant turnaround and transformational growth achieved since the Company went public in late 2023.

Mineral Reserves and Mineral Resources Update

Allied’s near-term guidance and longer-term outlook are underpinned by its Mineral Reserves and Mineral Resources, which support the reliability and sustainability of the Company’s production platform while providing flexibility to enhance near-term production and cash flows from high-yield, near-mine opportunities. During the year, Allied completed a comprehensive review of all its resource models and mining design parameters, incorporating new exploration and production information, standardized geological modelling processes and mining design assumptions, particularly with respect to mining selectivity and dilution. These adjustments were intended to strengthen ore control practices and improve short-term operational predictability. Allied remains confident that ongoing exploration efforts will continue to grow mineral inventories, with the objective of delivering additional growth during 2026.

As of December 31, 2025, Proven and Probable Mineral Reserves totalled 11.2 million ounces of gold, contained within 247.1 million tonnes at an average grade of 1.41 g/t. This represents a slight year-over-year increase, reflecting the addition of new Mineral Reserves, offset by depletion from 2025 production and updates to economic and design assumptions. Measured and Indicated Mineral Resources totalled 15.3 million ounces of gold, contained within 336.7 million tonnes at an average grade of 1.41 g/t, compared to 15.7 million ounces reported at the end of 2024. The modest decrease is primarily attributable to the recategorization of some Indicated Mineral Resources to Inferred Mineral Resources, which increased to 2.1 million ounces (from 1.4 million ounces in 2024) contained within 54.2 million tonnes at a grade of 1.20 g/t at year-end 2025, reflecting the Company’s progress on increasing its mineral inventories.

At Sadiola, newly discovered oxide mineralization at Sekekoto West – North Extension and FE2.5 has been incorporated into the 2026 mine plan, with a portion successfully converted to Mineral Reserves. To the southwest of Sadiola Main, the Tambali South zone continues to demonstrate strong potential at depth and along strike to the north. Additional mineralization discovered in 2025 has been included in the current update. An ongoing infill drilling program, together with geotechnical and hydrogeological investigations, is expected to support the conversion of additional Tambali South Mineral Resources to Mineral Reserves in 2026.

At Bonikro, additional Mineral Reserves were attributable to the inclusion of Phase 6, which also significantly extends mine life. Furthermore, at Oumé, exploration success and supporting technical studies resulted in the maiden declaration of Mineral Reserves, confirming the long-term growth potential of Allied’s Côte d’Ivoire asset base.

At Agbaou, mining design parameters were refined, supported by additional geotechnical drilling, to improve operational efficiency and reduce dilution. The mining sequence was optimized to better balance waste-stripping pushback intensity. Furthermore, additional deep drilling, initially focused below west pit 7, confirmed the geometry, width, and grade continuity of the mineralized structures currently being mined, significantly de-risking the mine plan over the budget period and supporting a goal of further increasing Mineral Reserves.

At Kurmuk, work to refine the geological framework of the mineralization ahead of the start of operations is complete. This included developing a detailed litho-structural surface map of Dish Mountain, leveraging numerous rock exposures made available during pioneering and mining activities. Furthermore, the updated Mineral Resource models for Dish Mountain and Ashashire were generated to incorporate exploration and infill drilling completed since 2023. While Mineral Resources, Mineral Reserves, and the life-of-mine plan remain broadly consistent with the previous plan, the current update provides a robust model for production and enables optimization of the Dish Mountain mining sequence to balance waste stripping and integrate the high-grade mineralization from Ashashire into the production profile, effectively de-risking production and offering optimization opportunities for the future.

Transaction with Zijin Gold

On January 26, 2026, the Company announced it had entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which Zijin Gold, a public company listed on the Hong Kong Stock Exchange, has agreed to acquire all of the issued and outstanding shares of Allied Gold (the “Transaction”) at a price of C$44 per share (the “Offer Price”) in cash. The equity value pursuant to the Transaction is approximately C$5.5 billion based on Allied Gold’s common shares outstanding, realizing a significant, certain and immediate value for Allied Gold shareholders. The Offer Price represents a premium of approximately 27% over Allied Gold’s 30-day volume-weighted average price (“VWAP”) on the TSX as of the market closing on January 23, 2026.

Benefits to Allied Gold Shareholders

  All-cash consideration provides significant, certain, and immediate value to Allied Gold shareholders
  Immediate and significant premium of approximately 27% over Allied Gold’s 30-day VWAP on the TSX as of January 23, 2026
  No financing conditions, with cash consideration to be funded from Zijin Gold’s existing cash balances and available liquidity
  Highly credible and well-capitalized counterparty with a track record of successful overseas mining acquisitions

Board of Directors Recommendation

After careful consideration of Allied’s Board Special Committee’s recommendation, the Company’s Board unanimously approved the Transaction and it recommends that shareholders of record as of the close of business on February 23, 2026, vote in favour of the Transaction at the special meeting of the shareholders scheduled for March 31, 2026 at 11:00 ET. Additional details regarding the Transaction are contained in the Arrangement Agreement which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, and will be included in the management information circular to be filed in due course.

The Transaction is expected to close by late April 2026, subject to shareholder approval and customary closing conditions, including certain regulatory approvals. Applications under the Investment Canada Act and the Competition Act have been filed.

Upcoming Events

The Company will release its fourth quarter and year-end 2025 operational and financial results after the market closes on Tuesday, March 31, 2026.

Mineral Reserves at December 31, 2025

Mineral Property	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	37,164	1.17	1,400	104,664	1.61	5,411	141,827	1.49	6,811
Korali Sud Mine	1,658	0.68	36	1,275	1.56	64	2,933	1.06	100
Kurmuk Project	7,893	1.28	324	56,057	1.32	2,382	63,950	1.32	2,706
Bonikro Mine*	6,601	0.87	185	26,217	1.32	1,111	32,819	1.23	1,296
Agbaou Mine	1,798	1.07	62	3,810	1.53	188	5,608	1.39	250
Total Mineral Reserves	55,114	1.13	2,007	192,023	1.48	9,156	247,137	1.41	11,164

* includes Oumé Deposit

Notes:

  Mineral Reserves are stated effective as of December 31, 2025 and estimated in accordance with CIM Standards
  Shown on a 100% basis
  Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods
  Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project

Sadiola and Korali Sud Mines:

  A base gold price of $2,000/oz was used for the pit optimization, with the selected pit shells using values of $2,000/oz (revenue factor 1.0 for all oxides, north and satellite pits) and $1,700/oz (revenue factor 0.85) for the Sadiola Main fresh rock zone.
  The cut-off grades used for Mineral Reserves reporting were informed by a $2,000/oz gold price and vary from 0.26 g/t to 0.69 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

  A base gold price of $1,700/oz was used for the pit optimization, with the selected pit shells using values of $1,530/oz (revenue factor 0.90) for Dish Mountain and $1,300/oz (revenue factor 0.76) for Ashashire.
  The cut-off grades used for Mineral Reserves reporting were informed by a $1,700/oz gold price and vary from 0.36 g/t to 0.49 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

  A base gold price of $2,000/oz was used for the pit optimization (revenue factor 1.00).
  The cut-off grades vary from 0.46 to 0.69 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Agbaou Mine:

  A base gold price of $2,000/oz was used for the pit optimization (revenue factor 1.00).
  The cut-off grades vary from 0.43 to 0.55 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Oumé Deposit:

  A base gold price of $2,300/oz was used for the pit optimization (revenue factor 1.00).
  Cut-off grades vary from 0.54 to 0.71 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources at December 31, 2025

Mineral Property	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	49,326	1.06	1,686	158,434	1.55	7,872	207,760	1.43	9,557
Korali Sud Mine	2,117	0.68	46	5,863	1.11	209	7,980	1.00	256
Kurmuk Project	7,748	1.45	361	64,969	1.44	3,002	72,717	1.44	3,363
Bonikro Mine*	8,339	1.14	306	32,316	1.38	1,436	40,654	1.33	1,742
Agbaou Mine	3,064	1.25	123	4,537	1.73	252	7,601	1.53	374
Total Mineral Resources	70,595	1.11	2,522	266,118	1.49	12,771	336,713	1.41	15,292

* includes Oumé Deposit

Inferred Mineral Resources at December 31, 2025

Mineral Property	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	45,547	1.13	1,656
Korali Sud Mine	1,209	1.66	65
Kurmuk Project	4,988	1.35	217
Bonikro Mine*	1,659	1.65	88
Agbaou Mine	781	2.62	66
Total Mineral Resources	54,183	1.20	2,091

* includes Oumé Deposit

Notes:

  Mineral Resources are estimated in accordance with CIM Standards.
  Shown on a 100% basis
  Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
  Resources, except for Oumé, are reported at a variable cutoff grade by material type, considering variable costs and recoveries considering a $2,300 gold price, constrained within a $2,300/oz pit shell and depleted to 31 December 2025. Cut-off grades range from 0.38 to 0.60 g/t Au at Bonikro, 0.37 to 0.48 g/t Au at Agbaou, 0.23 to 0.58 g/t Au at Sadiola, 0.30 to 0.66 g/t at Korali Sud, and 0.37 to 0.49 g/t at Kurmuk. Oumé is reported considering a $2,400 gold price and $2,400 pit shell, with cut-off grades ranging from 0.54 to 0.69 g/t Au
  Rounding of numbers may lead to discrepancies when summing columns

Mineral Property	Qualified Person
	Mineral Reserves	Mineral Resources
Sadiola Mine	Esteban Chacon, Register Member Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Korali Sud Mine	Esteban Chacon, Register Member Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Kurmuk Project	Esteban Chacon, Register Member Chilean Mining Commission	Chelsey Protulipac, P.Geo
Bonikro Mine	Esteban Chacon, Register Member Chilean Mining Commission	Chelsey Protulipac, P.Geo
Agbaou Mine	Esteban Chacon, Register Member Chilean Mining Commission	Chelsey Protulipac, P.Geo

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)    This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release. Please see also Management Discussion and Analysis of Operations and Financial Condition for the year ended December 31, 2024 and the nine months ended September 30, 2025.
(2)    2026 AISC and cash costs are based on various assumptions and estimates including production volumes, gold price assumptions, foreign currency rates and operating costs.
(3)    Sustaining capital and expansionary capital are non-GAAP financial measures.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” including “future oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

  the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
  the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
  the Company’s expectations relating to the performance of its mineral properties;
  the estimation of Mineral Reserves and Mineral Resources;
  the timing and amount of estimated future production;
  the estimation of the life of mine of the Company’s projects;
  the timing and amount of estimated future capital and operating costs;
  the costs and timing of exploration and development activities;
  the Company’s expectations regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
  the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
  the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs;
  the Company’s expectations regarding the payment of any future dividends; and
  the Company’s aspirations to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.
  the benefits of the Zijin transaction to the Company’s shareholders; and
  the timing of completion of the Zijin transaction.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTES TO INVESTORS – MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral Resources are stated effective as at December 31, 2025, reported at a variable cutoff grade by material type, considering variable costs and recoveries considering a $2,300 gold price, constrained within a $2,300/oz pit shell and depleted to 31 December 2025. Cut-off grades range from 0.38-0.60 g/t Au at Bonikro, 0.37-0.48 g/t Au at Agbaou, 0.23-0.58 g/t Au at Sadiola, 0.30-0.66 g/t at Korali Sud, and 0.37-0.49 g/t at Kurmuk. Oumé is reported considering a $2,400 gold price and $2,400 pit shell, with cut-off grades ranging from 0.54-0.69 g/t Au. Resources, except for Oumé, are reported at a variable cutoff grade by material type, considering variable costs and recoveries considering a $2,300/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and NI 43-101. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2025 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

  are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
  reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
  considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
  include an allowance for mining dilution and ore loss; and
  were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The cut-off grades and pit shells were based on gold prices as follows:
    $2,000/oz for Sadiola
    $2,000/oz for Korali Sud
    $1,700 for Kurmuk for the pit optimization, with the selected pit shells using value of $1,530/oz (revenue factor 0.90) for Dish Mountain and $1,300/oz (revenue factor 0.76) for Ashashire
    $2,000/oz for Bonikro
    $2,000/oz for Agbaou
    $2,300/oz for Oumé

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 35% of Korali Sud, 10.11% of Bonikro, 15% of Agbaou. In certain cases, only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production. The Government of Côte d’Ivoire is entitled to an equity participation in the Oumé Project upon receipt of a mining license in accordance with the local mining regulations.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons (within the meaning of NI 43-101) as set forth below:

Mineral Property	Qualified Person
	Mineral Reserves	Mineral Resources
Sadiola Mine	Esteban Chacon, Register Member Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Korali Sud Mine	Esteban Chacon, Register Member Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Kurmuk Project	Esteban Chacon, Register Member Chilean Mining Commission	Chelsey Protulipac, P.Geo
Bonikro Mine	Esteban Chacon, Register Member Chilean Mining Commission	Chelsey Protulipac, P.Geo
Agbaou Mine	Esteban Chacon, Register Member Chilean Mining Commission	Chelsey Protulipac, P.Geo

Readers should also refer to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5 2023 and the Agbaou Mine technical report dated July 5, 2023, as well as the Annual Information Form of the Company for the year ended December 31, 2023 dated March 28, 2024, each available on SEDAR at www.sedarplus.ca for further information on Mineral Reserves and Mineral Resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian NI 43-101 and CIM Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CAUTIONARY STATEMENT REGARDING NON-GAAP MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per gold ounce sold;
  AISC per gold ounce sold; and

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a company’s ability to generate operating earnings and cash flows from its mining operations.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude depreciation and amortization (“DA”), exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC includes cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC excludes capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC includes only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total mine-site AISC represents a weighted average of the Company’s operating assets in the applicable period, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC is computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.